Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 15, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11172
60/40 Strategic Allocation Port. 1Q ’24 – Term 4/16/25 75/25 Strategic Allocation Port. 1Q ’24 – Term 4/16/25
(the “Trusts”)
CIK No. 1992850 File No. 333-275770

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comments

Risk Factors

1.Please update the Trusts’ Market Risk to reflect the ongoing conflict in Israel and Gaza.

Response:In accordance with the Staff’s comment, the Trusts confirm that the Market Risk has been updated to reflect the ongoing conflict in Israel and Gaza.

2.If the Funds held by the Trusts invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trusts’ final portfolios have exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trusts’ prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon